Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for January 2019 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for January 2019 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In January 2019, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 16.01% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 15.47%, 16.46% and 17.20%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 16.49%. Of which, passenger traffic for domestic, regional and international routes increased by 14.13%, 17.84% and 21.66%, respectively as compared to the same period last year. The passenger load factor was 80.42%, representing an increase of 0.33 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic route decreased by 0.93 percentage point, and regional and international routes increased by 0.86 percentage point and 3.06 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in January 2019, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 14.48% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 5.90% as compared to the same period last year. The cargo and mail load factor was 48.24%, representing a decrease of 3.91 percentage points as compared to the same period last year.

In January 2019, the Group has newly launched the following major routes: Zhuhai-Ningbo-Zhuhai route (seven flights per week) since 18 January 2019, Guangzhou-Longnan-Guangzhou route (three flights per week) and Xiamen-Changchun-Xiamen route (seven flights per week) since 21 January 2019 and Guangzhou-Zhengzhou-Altay route (four flights per week) since 25 January 2019.

In January 2019, the Group had introduced 4 aircraft, including two A320NEO aircraft and two A321NEO aircraft. As of the end of January 2019, the Group operated a fleet of 844 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	10	30	10	50
Airbus 320 Series	95	83	125	303
Boeing 787 Series	4	21	5	30
Boeing 777 Series	8	14	0	22
Boeing 757 Series	4	0	0	4
Boeing 737 Series	153	83	166	402
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	20	26

Total	285	233	326	844

KEY OPERATION DATA OF JANUARY 2019

Capacity	January 2019			Cumulative 2019
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	15,468.55	4.68	14.13	15,468.55	14.13
Regional	283.66	0.35	17.84	283.66	17.84
International	7,444.89	5.91	21.66	7,444.89	21.66

Total	23,197.09	5.01	16.49	23,197.09	16.49

RTK (in million)
Domestic	1,513.20	3.61	12.88	1,513.20	12.88
Regional	27.09	-1.83	17.04	27.09	17.04
International	1,125.93	0.37	13.62	1,125.93	13.62

Total	2,666.22	2.16	13.23	2,666.22	13.23

RTK - Cargo and Mail (in million)
Domestic	162.81	10.57	8.47	162.81	8.47
Regional	2.41	-5.09	14.33	2.41	14.33
International	478.65	-4.83	5.02	478.65	5.02

Total	643.86	-1.35	5.90	643.86	5.90

Passengers carried (in thousand)
Domestic	10,093.85	3.83	13.00	10,093.85	13.00
Regional	214.91	-1.56	15.70	214.91	15.70
International	1,676.40	6.46	20.27	1,676.40	20.27

Total	11,985.16	4.09	14.01	11,985.16	14.01

Cargo and mail carried (in thousand tonnes)
Domestic	99.59	9.36	7.19	99.59	7.19
Regional	2.13	-2.73	16.24	2.13	16.24
International	55.67	-4.00	7.46	55.67	7.46

Total	157.39	4.06	7.40	157.39	7.40

Capacity	January 2019			Cumulative 2019
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	19,509.65	5.94	15.47	19,509.65	15.47
Regional	386.95	4.18	16.46	386.95	16.46
International	8,947.15	5.56	17.20	8,947.15	17.20

Total	28,843.76	5.80	16.01	28,843.76	16.01

ATK (in million)
Domestic	2,226.40	6.35	16.83	2,226.40	16.83
Regional	44.90	4.93	17.78	44.90	17.78
International	1,659.36	4.59	13.67	1,659.36	13.67

Total	3,930.66	5.59	15.49	3,930.66	15.49

ATK - Cargo and Mail (in million)
Domestic	470.53	7.92	22.23	470.53	22.23
Regional	10.07	7.63	22.56	10.07	22.56
International	854.12	3.69	10.53	854.12	10.53

Total	1,334.72	5.17	14.48	1,334.72	14.48

Load Factor	January 2019			Cumulative 2019
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	79.29	-0.96	-0.93	79.29	-0.93
Regional	73.31	-2.79	0.86	73.31	0.86
International	83.21	0.28	3.06	83.21	3.06

Total	80.42	-0.61	0.33	80.42	0.33

Cargo and Mail Load Factor
Domestic	34.60	0.83	-4.39	34.60	-4.39
Regional	23.89	-3.20	-1.72	23.89	-1.72
International	56.04	-5.02	-2.94	56.04	-2.94

Total	48.24	-3.19	-3.91	48.24	-3.91

Overall Load Factor (RTK/ATK)
Domestic	67.97	-1.79	-2.38	67.97	-2.38
Regional	60.34	-4.16	-0.38	60.34	-0.38
International	67.85	-2.86	-0.03	67.85	-0.03

Total	67.83	-2.28	-1.35	67.83	-1.35

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 February 2019

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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